                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the securities Exchange Act of 1934
                          (Amendment No.          )*

                          Dynacq International, Inc.
                              (Name of issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  267919306
                                (CUSIP Number)

Philip Chan, 10304 I-10 East, Suite 369, Houston, Texas 77029
(Name, Address and Telephone Number of person Authorized to Receive Notices and Communications)



                      February 26, 1998

           (Date of Event which requires Filing of this Statement)
If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-a(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2)has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 267919306                                           PAGE 1 OF 6 PAGES

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hi Lite Development Ltd.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         a. [ ]
                                                                         b. [X]
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*
    N/A
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Hong Kong
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                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           162,500 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    162,500 shares
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,500 shares
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.90%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO.
--------------------------------------------------------------------------------

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
Securities and Exchange Commission - SCHEDULE 13D                     Page 2 of 6 Pages

Item 1. Securities and Issuer
        Title of the class of equity securities: Common Stock, $0.001 Par Value Name and address of the principal executive officers of the issuer:
        Mr. Chiu M. Chan, President
        10304 I-10 East, Suite 369, Houston, Texas 77029
        Mr. Philip S. Chan, Chief Financial officer
        10304 I-10 East, Suite 369, Houston, Texas 77029

Item 2. Identity and Background
        Name of corporation that is filing this statement: Hi Lite Development Ltd. ("HiLite").
        Place of Organization: Hong Kong.
        Principal business: Investment.
        Address of principal business: First floor, Wah Sing Building, 61A Java Road, North Point, Hong Kong.
        Address of principal office: same as above.
        Name and address of the sole executive officer and director and controlling person of Hi Lite: Mr. Wing S. Mak, first floor, Wah Sing Building, 61A Java Road, North Point, Hong Kong.
        During the last five years, neither Mr. Wing S. Mak nor HiLite has been convicted in a criminal proceeding.
        During the last five years, neither Mr. Wing S. Mak nor HiLite has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of the actions required to be described in item 2(e) of Schedule 13D.
        Citizenship of Mr. Wing S. Mak: Hong Kong.

Item 3. Source and Amount of Funds and Other Consideration
        HiLite initially acquired 608,344 shares (after adjusted for 8 to 1 reverse stock split effective March 8, 1993 and a 4 to 1 reverse stock split effective February 10, 1998) representing 16.88% of the common stock, $0.001 par value (the "Common Stock") of Dynacq International, Inc., a Nevada corporation (the "Company") on July 29, 1992, in a private placement transaction for $600,000 in cash representing a purchase price of $0.99 per share. All share numbers referred to herein and per share purchase prices have been adjusted to reflect the two (2) reverse stock splits undertaken by the Company described above. HiLite purchased the Common Stock from its working capital for investment purposes. HiLite had no plans or proposals at the time of the acquisition of the Common Stock with any persons regarding any of the matters set forth in Item 4 of Schedule 13D.

Item 4. Purpose of Transaction
        The disclosures contained in Item 3. above are incorporated in this Item
        4. by reference. On February 26, 1998, HiLite reached an agreement to sell 287,500 shares of Common Stock to the Company for $517,500, or $1.80 per share, of which $62,500 was paid in cash by the Company and the balance of $455,000 will be paid pursuant to a promissory note in sixty (60) monthly installments of $10,006.64 each at an annual interest rate of 11.50%. On February 27, 1998, HiLite sold 158,344 shares to an unrelated party at a price of $1.80 per share for $285,019 cash. HiLite decided to sell a portion of its holdings in the Company to capitalize on the gain in the shares.

Item 5. Interest in Securities of the Issuer
        As described in Item 4 above, HiLite sold 445,844 shares of Common Stock, or approximately 12.4% of the Company's outstanding securities, and now beneficially owns 162,500 shares of the Common Stock, or approximately 4.90% of the Company's outstanding Common Stock. HiLite has the sole power to vote and dispose of the shares.
        Except as reported herein, no transactions have been effected by HiLite in the Company's Common Stock within the last sixty (60) days.

                                                               Page 3 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. See item 4 hereof with respect to the Purchase Agreement and loan extended by HiLite to the Company for the sale of 287,500 shares pursuant to the Promissory Note which contains standard default and similar provisions.

Item 7.   Materials to Be Filed as Exhibits
          Promissory Note dated February 26, 1998 between HiLite and Purchaser. Purchase Agreement dated February 26, 1998 between HiLite and Purchaser.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 1998                                 Hi Lite Development Ltd.
Date
                                                  By: /s/ Wing S. Mak
                                                     -------------------------
                                                      Wing S. Mak, President


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EXHIBIT                                                      Page 4 of 6 Pages

                               PROMISSORY NOTE
$455,000.00                    HOUSTON, TEXAS               February 23, 1998


     FOR VALUE RECEIVED, the undersigned, Dynacq International, Inc., ("Maker") promises to pay to the order of Hi Lite Development Ltd., ("Payee") of Hong Kong, in lawful money of the United States of America, the sum of FOUR HUNDRED FIFTY FIVE THOUSAND AND 00/100----($455,000.00) DOLLARS, together with interest on the unpaid principal balance hereof from date hereof until maturity at the rate of Eleven and a Half percent (11.50%) per annum; provided, however, in no event shall interest hereon ever be charged, paid, collected or received at a rate in excess of the maximum nonusurious rate from time to time permitted by any applicable law, (the "Highest Lawful Rate"). If the interest rate provided for herein at any time would exceed the Highest Lawful Rate, the actual rate of interest accrued, charged or paid on the unpaid principal amount of this Note shall be limited to the Highest Lawful Rate.

    This Note shall be due and payable as follows:

    Principal and interest shall be due and payable in sixty (60) equal monthly installments of ten thousand six and 64/100 Dollars ($10,006.64), each payable on the 1st day of each and every calendar month, beginning on the 1st day of March, 1998 and continuing regularly and successively thereafter until fully paid. Interest shall be calculated on the outstanding note principal balance at a rate of Eleven and One Half percent (11.50%) on a 365 days basis, and shall be paid on the 1st of each month. Each installment payment shall first be credited to the discharge of interest accrued on the unpaid principal balance to the date of the installment payment and the remainder if any, shall be credited to the reduction of the principal.

    All past due principal and interest on this note shall bear interest at the Highest Lawful Rate.

    It is expressly provided that time is of the essence as to the payment of this Note and upon default in the punctual payment of this Note or any part hereof, principal or interest, as the same shall become due and payable, the entire indebtedness may be matured at the option of the Payee; and in the event default is made in the prompt payment of this Note when due or declared due and the same is placed in the hands of an attorney for collection, or suit is brought on same, or the same Note is collected through bankruptcy or other judicial proceedings, then Maker agrees and promises to pay the reasonable attorney's fees of Payee incurred thereby.

    If for any reason whatsoever, the interest paid on this Note shall exceed the Highest Lawful Rate, the owner or Payee of this Note shall refund to the Maker or, at the option of such Payee, credit on the principal hereof such portion of said interest as may be necessary to cause the interest paid on this Note to equal the Highest Lawful Rate. All sums paid or agreed to be paid to the Payee hereof for the use, forebearance or detention
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                                                             Page 5 of 6 Pages


of the indebtedness evidenced hereby shall, to the extent permitted by applicable law be amortized, prorated, allocated and spread throughout the full term of this Note.

    The Maker may at any time pay the full amount or any part of this Note without the payment of any premium or fee.

    The Maker waives notice, demand, presentment for payment, notice of intent to accelerate, and agrees that the time of payment hereon may be extended and reextended from time to time without notice to it. Notwithstanding anything herein to the contrary, Payee or any owner and holder of this Note, shall give Maker ten (10) days notice of payment default an opportunity to cure such payment default within thirty (30) days of such notice prior to accelerating all or any part of the indebtedness represents hereby.

    Any check, draft, money order or other instrument given in payment of all or any portion hereof may be accepted by Payee and handled in collection in the customary manner, but the same shall not constitute payment hereunder or diminish any rights of Payee except to the extent that actual cash proceeds of such instrument are unconditionally received by Payee.

This Note represents the balance of the purchase price payable by the Maker for $287,500 shares of the Common Stock of Maker sold by the Payee to the Maker at $1.80 per share, or $517,500 in the aggregate. The Maker paid Payee $62,500 cash and issues this Note for the balance of the purchase price. Notwithstanding anything in this Note to the contrary, this Note is non-negotiable and may not be assigned, transferred or sold without the consent of the maker.

    Executed this 26th day of February, 1998.


                                                 Dynacq International, Inc.

                                                 By: /s/ CHIU CHAN
                                                    -----------------------
                                                    Chiu Chan, President



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                                                               Page 6 of 6 Pages

PURCHASE AGREEMENT FOR THE VOTING COMMON STOCK OF DYNACQ INTERNATIONAL, INC.

LETTER OF ACCEPTANCE                    $517,500 purchase price offered for your
                                        287,500 shares of voting Dynacq
                                        International, Inc. Common Stock

Seller                                  Purchaser
Hi Lite Development Ltd.                Dynacq International, Inc.

By: /s/ Wing S. Mak                     By: /s/ Chiu Chan
        President                               President
Date: February 26, 1988.                Date: February 26, 1988.

                           CLOSING OF PURCHASE OFFER

The undersigned hereby accepts Dynacq International, Inc.'s offer to purchase 287,500 shares of voting common stock of Dynacq International, Inc. for $517,500.

The undersigned understands that this acceptance and closing of the Purchase Offer constitutes his acknowledgment and agreement that receipt of $62,500 cash and the Promissory Note executed by Purchaser in the amount of $455,000 will be full payment for 287,500 of its voting common shares of Dynacq International, Inc. to be tendered.

Accept by: /s/ Wing S. Mak
           Wing S. Mak, President of Hi Lite Development Ltd.
Date: February 26, 1988.

REPRESENTATION AND WARRANTIES

1. The undersigned represents that the shares of Dynacq International, Inc. being sold are owned free and clear of any liens or encumbrances and have not been pledged or optioned to any person

2. The undersigned hereby covenants and agrees to protect, indemnify and hold Dynacq International, Inc., purchaser harmless from and against any and all claims, demands, causes of action, judgements, orders, decrees, damages, liabilities, court or other costs, attorneys fees, reasonable costs of investigation and other costs and expenses whatsoever (1) arising out of or attributable to any breach or violation of, or the falsity, inaccuracy or failure of, any representation, warranty or covenant made by the undersigned in this letter, and (ii) arising from or related to the acquisition, ownership or disposition by the undersigned of any or all the shares.

By: /s/ Wing S. Mak
    Wing S. Mak, President of Hi Lite Development Ltd.
Date: February 26, 1988.